
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010   September 4, 2008

via U.S. mail and facsimile
Mr. Jeffrey Wilkins
Chief Financial Officer
CanArgo Energy Corporation
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles

> **Re: CanArgo Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 20, 2008**
> **File No. 333-150625**

Dear Mr. Wilkins:

We have limited our review of your filings to those issues we have addressed in our comments. Our reference to our prior comments refers to our letter dated May 28, 2008. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment 2 and reissue it in part. With your next amendment, please provide all missing information and file all remaining exhibits, including the legality opinion. In that regard, we also note that this amendment does not include many of the exhibits from the original filing, such as instruments defining the rights of security holders and material contracts. Please explain to us why these exhibits have been omitted.

Cover Page of Prospectus

2.   Please expand the table on the cover page to show the underwriting commissions that will be paid. Refer to Item 501(b)(3) of Regulation S-K. If true, indicate by footnote that the commission is payable whether or not the rights offering is completed.

Certain Income Tax Considerations, page 43

3.   We note your new disclosure that the law on the Rights Offering not being a disproportionate distribution is "unclear." Note that Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed "where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." Advise us whether you intend to obtain and file a tax opinion, and if not provide your analysis as to why one would not be required under these circumstances.

Signatures

4.   The Form S-1 must be signed by your controller or principal accounting officer, or the person performing similar functions. Please identify this signatory in your next filing.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Martin Tallan, Esq. (by facsimile-202-818-9606)
    Donna Levy